Q2 2012 Earnings Conference Call August 8, 2012 Exhibit 99.3

Disclaimer
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations;
research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,”
“believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
• inability to utilize the capacity of newly planned data centers and data center expansions;
• significant competition;
• cost and supply of electrical power;
• data center industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law.
All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”, “LTM”, and
“Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

Quarterly Review David Ruberg Chief Executive Officer 3 –

Quarterly Financial Highlights
•
Q2 Revenue €68.0 Million
- Up 3% Q/Q and 13% Y/Y
•
Q2 Recurring Revenues €62.9 Million
- Up 1% Q/Q and 12% Y/Y
- 92% of Total
•
Q2 Adjusted EBITDA of €27.8 Million
- Up 2% Q/Q and 19% Y/Y
- Margin impacted by expansion drag and
higher non-recurring revenue

Continued Strong Execution Delivering Revenue and Adjusted EBITDA Growth
Revenue
Adjusted EBITDA & Margin
€3.8m
€3.8m
€3.8m
€4.7m
€3.5m
€60.0m
€62.0m
€64.4m
€68.0m
€56.2m
€58.2m
€59.7m
€62.9m
38.9% 40.3% 42.1%
(1)
41.5% 40.8%
€65.8m
€62.3m
(1)  4Q11 Adjusted EBITDA & Adjusted EBITDA margin positively impacted by a €0.4 million property tax credit.
(1)
€ 23.3 € 25.0 € 27.1 € 27.3 € 27.8

Quarterly Operational Highlights
•
Equipped Space of 65,300 sqm
•
Revenue Generating Space of 48,600 sqm
- 1,100 sqm installed in quarter
•
Utilisation at 74%

Solid Growth in Revenue Generating Space
Equipped & Revenue Generating Space
(1000’s sqm)
Utilisation
74% 74% 75% 73% 74%

Building Communities of Interest Delivers Significant Benefits
June 2012
Interxion’s Core Target Segments
11% 11% 13% 18% 36%
% of Total Monthly Recurring Revenue
Communities of Interest Drive Value for Customers and Shareholders

11%
12%
12% 15%
36%
June 2011
Digital Media &
Distribution
Enterprises
Managed Services
Providers
Network Providers
Financial
Services

Expanding Facilities to Support Customer Needs
Includes projects which add 500 or more square metres

Adding capacity to meet growing customer demand
(1)
Note: CapEx and Equipped Space are approximate and may change after project completion.  CapEx reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
•
Equipped Space:  65,300 sqm at end of 2Q12; over 72,000 sqm at end 2012
•
Customer Power: 62 MW at end of 2Q12; over 76 MW at end 2012; potential of 104 MW from current data centres and announced projects
indicates project has opened.
Project
CapEx Equipped
(€ millions)
Space
(sqm)
Comment
Stockholm STO 1: Phase 4 Expansion 5 500 1Q 2012 Existing campus power sufficient for increased space
Frankfurt FRA 7: New Build 21 1,500 1Q 2012 Includes an increase of 2 MW customer power
Paris PAR 7: Phase 1 New Build 70 4,500 2Q 2012 scheduled to open by end of September 2012; remaining
2500 sqm scheduled to open by March 2013.
London LON 2: New Build 38 1,600 3Q 2012
500 sqm opened in July 2012; additional 400 sqm to open
in August 2012; remaining 700 sqm scheduled to open
Amsterdam AMS 6: New Build 60 4,000 4Q 2012
Announced with 10 MW customer available power at
Madrid MAD 2:  New Build 10 800 1Q 2013
Announced as a 2 phase project with each phase
providing 800 square metres of equipped space and over
1.2 MW of customer power at capacity.
Market Project
Target
Opening
Opened 500 sqm in 2012; additional 1500 sqm
by year end.
capacity.

Financial Highlights Josh Joshi Chief Financial Officer 8 –

Q2 2012 Results

EUR millions
(except per share
amounts)
Q2 2011 Q1 2012
Q2 2012
Q2 2012
vs. Q2
2011
Q2 2012
vs. Q1
2012
Recurring revenue €56.2 €62.3
€62.9
12% 1%
Non-recurring revenue 3.8 3.5
5.1
36% 45%
Revenue 60.0 65.8
68.0
13% 3%
Gross profit 34.5 39.3
39.8
15% 1%
Gross margin % 57.5% 59.7%
58.5%
+100bps -120bps
Adjusted EBITDA (1) 23.3 27.3
27.8
19% 2%
Adjusted EBITDA Margin % 38.9% 41.5%
40.8%
+190bps -70bps
Operating profit 13.5 17.1
16.7
24% -2%
Profit before tax 7.5 12.6
12.9
70% 2%
Income tax (expense) (2.3) (3.9)
(4.1)
78% 5%
Net profit 5.2 8.7
8.7
67% 0%
EPS (diluted) €0.08 €0.13
€0.13
63% 0%
•
Revenue of €68.0 million
Up 13% Y/Y
Up 12% Y/Y
92% of Total
•
Gross margin of 58.5%
•
Adjusted EBITDA of €27.8 million
Up 19% Y/Y
Adjusted EBITDA margin of 40.8%,
up 190 bps Y/Y
•
Net profit of €8.7 million
Up 67% Y/Y
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
•
Recurring revenue of €62.9 million

Segment Analysis

49.8%
France, Germany, Netherlands, and UK Rest of Europe
Revenue
Adj.
EBITDA
50.7% 54.4% 53.5%
51.5%
50.8% 51.4% 53.5% 52.6%
EBITDA
Margin
Note: Analysis excludes “Corporate & Other” segment.
52.5%
• Revenue growth of 17% Y/Y
• Adjusted EBITDA margin up 170bps Y/Y
• Cloud and digital media segments drive growth
• Macroeconomic factors dampen revenue growth
• Continued strong Adjusted EBITDA margins
36.1
36.4
39.6
40.3
42.4
€18.0
€18.5
€21.6 €21.6
€21.8
2Q11 3Q11 4Q11 1Q12 2Q12
€
€
€
€
€
€
€25.6
€
€
€24.8
23.9
25.5
25.7
12.2
13.2
13.3
13.4
13.5
2Q11 3Q11 4Q11 1Q12 2Q12
€
€
€
€
€

Capital Expenditures

Total Capex
1
Capex by Geography
2Q 2012
Capital Investments in Big 4 Markets to Support Demand Driven New Builds
€16.0m
€58.4m
€2.9m €2.6m
€1.5m
€3.3m €2.7m
€52.3m
€65.3m
(1)  Includes Intangibles
Expansion Ongoing (maintenance & corporate)
€38.2m
€4.4m
€ 34.6m
€ 6.8m
€ 1.2m

Well Capitalized, with Ample Flexibility

•
Strong, well capitalized balance sheet
No near term maturities
•
Cash deployed for expansion projects
•
Strong leverage ratios
•
RCF amended & remains undrawn
Maturity extended & terms improved
Capacity expanded to €60 million
(1) Total Borrowings = 9.5% Senior Secured  Notes due 2017, including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
(2) Gross Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings) / Last Twelve Months Adjusted EBITDA.
(3) Net Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings – Cash & Equivalents) / Last Twelve Months Adjusted EBITDA.
EUR millions
30-Jun-12 31-Dec-11
Cash & Cash Equivalents € 84.5m €142.7m
Total Borrowings
(1)
256.2 257.4
Shareholders Equity 357.7 330.6
Total Capitalization 614.0 588.0
Total Debt / Total Capitalization 41.7% 43.8%
Gross Leverage Ratio
(2)
2.4x 2.7x
Net Leverage Ratio
(3)
1.7x 1.2x

Track Record of Consistent Growth in Revenue & Adjusted EBITDA
(€ millions)

23 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth
Y/Y
Growth
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19%
25% 23% 21% 19% 13%
91% 113% 72% 39% 37% 32% 24% 29% 23% 25%
30%
27% 27% 19% 20%
33% 36% 36% 34% 35% 37% 37% 37% 36% 39%
38%
38% 38% 39% 40%
Adj EBITDA
Margin (2)
(1) CAGR calculated as 2Q12 vs. 1Q08.
(2) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
16%
27%
42%
Revenue by Quarter
Adj. EBITDA by Quarter
13%
23%
42%
14%
19%
41%
€ 31.1
€ 33.3
€ 35.7
€ 38.1
€ 40.4
€ 42.5
€ 43.7
€ 45.1
€ 47.8
€ 50.4
€ 54.6
€ 55.6
€ 57.9
€ 60.0
€ 62.0
€ 64.4
€ 65.8
€ 68.0
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12
€10.3
€11.9
€12.9 €13.1
€14.1
€15.7
€16.0
€16.9
€17.4
€19.6
€20.8
€21.4
€22.2
€23.3
€25.0
€27.1 €27.3 €27.8
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’11

Business Commentary, Outlook & Concluding Remarks David Ruberg – Chief Executive Officer 14

TV
Interxion Partners
Hosting / Storage
Management
Exchange
Encoding /  Trans-
coding
Origination/ Play-out
Premium content:
Aggregation,
Exchange,
Management &
Publishing
VOD
LIVE
The role of the data centre in the Digital Media Value Chain

Broadband
Mobile
Connected
device
Interxion Content
Hub

Guidance for 2012 16 Range (in millions) Revenue €275 – €285 Adjusted EBITDA €112 – €120 Capital Expenditures €170 – €190

Appendix 17

Non-IFRS Reconciliations

Reconciliation to Adjusted EBITDA
Consolidated Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012
Operating profit 6.4            8.0            8.9            8.9            9.1            9.8            5.5            7.5            10.0             11.7             12.6             12.4             11.7             13.5             15.3             17.5             17.1             16.7
Depreciation, amortization and impairments 3.6            3.4            3.6            4.4            4.6            5.0            5.6            6.8            7.2               7.5               7.8               8.6               8.5               9.6               9.1               8.4               9.7               10.2
EBITDA 10.0          11.4          12.6          13.3          13.8          14.8          11.1          14.3          17.2             19.2             20.4             21.0             20.3             23.1             24.4             25.9             26.7             27.0
Share-based payments 0.4            0.4            0.4            0.5            0.2            0.2            0.2            0.3            0.3               0.4               0.4               0.6               0.3               0.3               0.7               1.3               0.7               0.9
Increase/(decrease) in provision for onerous lease contracts 0.1            0.2            0.1            1.2            0.5            0.9            0.0            2.4            0.1               0.1               0.1               (0.1)              0.0               -               -               -               -               -
IPO transaction costs -            -            -            -            -            -            -            -            -               -               -               -               1.7               -               -               -               -               -
Abandoned transaction costs -            -            -            -            -            -            4.8            -            -               -               -               -               -               -               -               -               -               -
Income from sub-leases on unused data center sites (0.1)          (0.1)          (0.1)          (0.2)          (0.1)          (0.1)          (0.1)          (0.1)          (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)
Net insurance compensation benefit -            -            -            (1.8)          (0.3)          -            -            -            -               -               -               -               -               -               -               -               -               -
Adjusted EBITDA 10.3          11.9          12.9          13.1          14.1          15.7          16.0          16.9          17.4             19.6             20.8             21.4             22.2             23.3             25.0             27.1             27.3             27.8
Reconciliation in EUR millions

Non-IFRS Reconciliations

Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012
France, Germany, Netherlands, and UK
Operating profit 8.2 10.2 10.0 10.8 11.7 12.3 13.4 16.3 16.2 16.0
Depreciation, amortization and impairments 4.5 4.5 4.7 5.0 5.1 5.8 5.1 5.3 5.3 5.8
EBITDA 12.7 14.7 14.7 15.8 16.8 18.0 18.5 21.6 21.5 21.8
Share-based payments - - - 0.4 0.1 0.1 0.1 0.1 0.2 0.2
Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 - - - - -
Income from sub-leases on unused data center sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 12.7 14.7 14.7 15.9 16.8 18.0 18.5 21.6 21.6 21.8
Rest of Europe
Operating profit 7.4 7.0 8.7 8.7 9.0 8.8 9.7 10.5 9.7 9.5
Depreciation, amortization and impairments 2.4 2.6 2.8 3.1 3.0 3.3 3.4 2.7 3.6 3.9
EBITDA 9.8 9.6 11.5 11.9 12.0 12.1 13.1 13.1 13.3 13.4
Share-based payments - - - 0.2 0.1 0.0 0.1 0.1 0.1 0.1
Adjusted EBITDA 9.8 9.6 11.5 12.1 12.1 12.2 13.2 13.3 13.4 13.5
Corporate and Other
Operating profit/(loss) (5.6) (5.6) (6.1) (7.1) (8.9) (7.6) (7.8) (9.2) (8.8) (8.8)
Depreciation, amortization and impairments 0.3 0.4 0.3 0.5 0.4 0.5 0.6 0.4 0.7 0.6
EBITDA (5.3) (5.2) (5.8) (6.6) (8.6) (7.0) (7.2) (8.8) (8.1) (8.2)
Share-based payments 0.3 0.4 0.4 (0.0) 0.2 0.2 0.6 1.1 0.5 0.6
IPO transaction costs - - - - 1.7 - - - - -
Adjusted EBITDA (5.0) (4.8) (5.4) (6.7) (6.7) (6.8) (6.6) (7.7) (7.6) (7.5)
Reconciliation in EUR millions

Definitions

Adjusted EBITDA:
EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as
EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.
Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space; Revenue Generating Space is defined as the amount of Equipped Space that is under contract and billed on the relevant date. Some Equipped Space is not fully utilized due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.
Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring
Revenue at the beginning of the month
LTM: Last twelve months ended June 30, 2012, unless otherwise noted.
Big 4: France, Germany, Netherlands, and UK
Rest of Europe: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland